

Kiekover Scholma & Shumaker PC

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 4, 2021

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc., as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paradigm Equities, Inc.'s management. Our responsibility is to express an opinion on Paradigm Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paradigm Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission, Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Paradigm Equities, Inc.'s financial statements. The supplemental information is the responsibility of Paradigm Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission, Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC

We have served as Paradigm Equities, Inc.'s auditor since 2017.
Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

5

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and equivalents	$	4,011,866
Commissions receivable		553,484
Prepaid expense and other		70,657
Total current assets	$	4,636,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	131,039
Due to affiliate		49,333
Commissions payable and related items		327,345
Total current liabilities		507,717
Common stock, no par, shares authorized 60,000		
shares issued and outstanding 20,000		10,000
Additional paid in capital		20,000
Retained earnings		4,098,290
Total stockholder's equity		4,128,290
	$	4,636,007

See notes to financial statements. 6

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software   3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenues are recorded when: (i) a contract with a client has been indentified (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Commission revenue is recognized utilizing the following methods:

Trade – Mutual Fund and Variable Annuity commission revenue is recorded on a trade date basis, commission rates are scheduled in the various agreements with the insurance/ investment companies and are normally settled within 30 days.

Trails – Service fees are determined based on trail-eligible assets under management/ premium collected by investment companies during the calendar year. Service fees are scheduled in the agreements with the insurance/investment companies and are recognized over the period during which services are performed which are either monthly or quarterly as outlined in the agreement.

Assets Under Management – Fees are recurring in nature and earned based on a percentage of the current market value of clients' investment holdings and recognized over the period during which services are performed. Assets not held at the end of the quarter are prorated for that portion of the quarter during which the shareholder was invested in an assigned account.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2020 were $15,000.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) provision (the "exemption provision"), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers". The balance in this account at December 31, 2020, is $75,074 and is included in Cash and Equivalents on the Statement of Financial Condition.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables. Cash balance at

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

December 31, 2020 was $4,111,030, of which $250,000 was fully insured, leaving $3,861,030 uninsured.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	2020	
	Revenue	Receivables
Company A	64%	61%
Company B	21%	19%
Company C	9%	9%
All other, individually less than 10% of total revenue	6%	11%
	100%	100%

Registered sales representatives of the Company are covered by a collective bargaining contract, which expires on December 31, 2021.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through March 4, 2021, which is the date the financial statements were available for issuance.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2020:

Computer software	$	117,864
Computer equipment		18,363
		136,227
Less accumulated depreciation and amortization		136,227
Net fixed assets	$	-

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax expense on a separate return basis amounted to approximately $133,000 for the year ending December 31, 2020. As of December 31, 2020, the Company had the amount due to the parent of $31,000 for income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax expense of approximately $41,000 for the year ending December 31, 2020. The Company had an amount due to affiliate for Michigan state taxes of $10,000 as of December 31, 2020.

Income tax expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2020:

Federal income tax expense	$	133,000
Michigan corporate income tax expense		41,000
	$	174,000

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax benefit and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $1,848,000 for such services for the year ending December 31, 2020.

In addition to the above agreement, the Company paid approximately $2,918,000, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the year ending December 31, 2020.

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due from to affiliate at December 31, 2020, is as follows:

MEA Financial Services	$	49,333

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had regulatory net capital of $4,015,932, which was $3,982,084 in excess of its required capital of $33,848. The Company's regulatory net capital ratio was .126:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – COVID-19

The extent of the impact of COVID-19 on operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition and results of operations is uncertain.